SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Quartet Merger Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

747717 106
(CUSIP Number)

Eric S. Rosenfeld c/o Crescendo Partners 777 Third Avenue, 37th Floor New York, New York 10017 Telephone: (212) 319-7676
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747717 106	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eric S. Rosenfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 976,711
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 976,711
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 976,711
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 747717 106	SCHEDULE 13D	Page 3 of 5 Pages

This Amendment No. 1 amends the Schedule 13D (“Schedule 13D”), filed by Eric S. Rosenfeld with respect to ownership of shares of the common stock, par value $0.0001 (the “Common Stock”), of Quartet Merger Corp., a Delaware corporation (the “Issuer”) (as previously filed, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby supplemented as follows:

As a Chief Executive Officer and Chairman of the Issuer’s Board of Directors, Mr. Rosenfeld is actively involved in consummating the transactions contemplated by the Merger Agreement, as defined below in Item 6.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended in its entirety as follows:

Mr. Rosenfeld is the beneficial owner of 976,711 shares of Common Stock of the Issuer. This does not include 4,049 shares of Common Stock issuable upon conversion of the 40,486 Rights of the Issuer held by Mr. Rosenfeld, each such right automatically convertible into one-tenth of one share of Common Stock upon consummation of the Issuer’s Business Combination. Mr. Rosenfeld beneficially owns 7.7% of the Issuer’s Common Stock.

In the last 60 days, Mr. Rosenfeld has not effected any transactions of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby supplemented as follows:

On April 30, 2014, the Issuer, entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Issuer, Quartet Holdco Ltd., a Bermuda company and wholly-owned subsidiary of the Issuer (“Holdco”), Quartet Merger Sub, Ltd., a Bermuda company and a wholly-owned subsidiary of Holdco (“Merger Sub”), Pangaea Logistics Solutions Ltd., a Bermuda company (“Pangaea”), and the securityholders of Pangaea (“Signing Holders”). Upon the consummation of the transactions contemplated by the Merger Agreement, (i) Merger Sub will be merged with and into Pangaea, with Pangaea surviving the merger and becoming the wholly-owned subsidiary of Holdco (the “Transaction Merger”) and (ii) the Issuer will be merged with and into Holdco, with Holdco surviving the merger (the “Redomestication Merger” and together with the Transaction Merger, the “Mergers”).

CUSIP No. 747717 106	SCHEDULE 13D	Page 4 of 5 Pages

Pangaea is a growth oriented global logistics company focused on providing seaborn drybulk transportation services. It is headquartered in Newport, Rhode Island and conducts all operations through its direct and indirect subsidiaries.

The transaction is expected to be consummated in the third quarter of 2014, after the required approval by the stockholders of the Issuer and the fulfillment of certain other conditions, as described in the Merger Agreement.

Pursuant to the Merger Agreement, if holders of more than 15% of the Issuer’s shares of Common Stock sold in its initial public offering (“Public Shares”) seek conversion of their Public Shares into cash in accordance with the Issuer’s Amended and Restated Certificate of Incorporation, the Signing Holders will be issued up to an additional 1,932,000 shares of Holdco (“Cancellation Shares”). The Issuer’s stockholders immediately prior to the Issuer’s initial public offering (the “Initial Stockholders”) will contribute to the capital of the Issuer a like number of shares of Common Stock as is equal to the number of Cancellation Shares. The Initial Stockholders, including Mr. Rosenfeld, entered into Founding Shareholder Agreements, which (i) memorialized the Initial Stockholders commitment to contribute a number of shares equal to the Cancellation Shares as provided in the Merger Agreement and (ii) requires the Initial Stockholders to take certain actions to assist in having the Mergers effectuated, including agreeing to vote, at any meeting of the stockholders of the Issuer, all shares of Common Stock in favor of any matter necessary for the consummation of the transactions contemplated by the Merger Agreement.

Item 7. Material to be filed as Exhibits.

Item 7 of the Existing Schedule 13D is hereby supplemented by adding the following after the last paragraph:

4.	Agreement and Plan of Reorganization, dated as of April 30, 2014, by and among Quarter Merger Corp., Quartet Holdco Ltd., Quartet Merger Sub Ltd., Pangaea Logistics Solutions, Ltd., and the securityholders of Pangaea Logistics Solutions, Ltd. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on May 1, 2014).
5.	Founding Shareholders Agreement dated April 30, 2014 (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on May 1, 2014).

CUSIP No. 747717 106	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2014

/s/ Eric Rosenfeld
Eric Rosenfeld